

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 21, 2024

Steven Hoerter
President & Chief Executive Officer
Deciphera Pharmaceuticals, Inc.
200 Smith Street
Waltham, MA 02451

**Re: Deciphera Pharmaceuticals, Inc.
Schedule 14D-9 filed May 13, 2024
File No. 005-90130**

Dear Steven Hoerter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 14D-9 filed May 13, 2024

Past Contacts, Transactions, Negotiations and Agreements, page 3

1. Refer to the last sentence on the bottom of page 3. Please revise to remove any potential implication that the Merger Agreement, and any other agreements, do not constitute public disclosure under the federal securities laws. For instance, clarify that information in these agreements should be considered in conjunction with the entirety of the factual disclosure about the parties in their public reports, if any, filed with the Commission. Additionally, please confirm your understanding that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in this filing not misleading.

2. Under subsection "Golden Parachute Compensation," on page 13, you note under (4) that "Daniel L. Flynn, Ph.D., the Company's founder and former Executive Vice President, Chief Scientific Officer, retired from his position on September 5, 2023. Following his

resignation, Dr. Flynn served as a Senior Advisor through *December 31, 2024* and, thereafter, as a consultant from time to time and as requested by the Company" (emphasis added). Please provide the accurate date.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Eddie Kim at 202-679-6943 or David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions